Exhibit 99.1

Media Release

QIAGEN reports full results for Q1 2026

•Q1 2026 results in line with pre-announcement:

◦Net sales rise 2% to $492 million on a reported basis, and -1% at constant exchange rates (CER) vs. outlook for at least 1% CER growth

◦Sample technologies, QIAcuity and QDI deliver solid growth; QuantiFERON sales affected by significantly lower immigration testing demand

◦Diluted EPS of $0.33; adjusted diluted EPS of $0.54, also $0.54 CER in line with outlook

◦Adjusted operating income margin at 27.4%, as ongoing high level of profitability absorbs Parse investments and headwinds from tariffs and currency movements

•Updated full-year 2026 outlook reconfirmed: Net sales growth of about 1-2% CER and adj. diluted EPS of at least $2.43 CER

Venlo, the Netherlands, May 6, 2026 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today reports full results for the first quarter of 2026 in line with the preliminary announcement, showing QIAGEN continuing to deliver strong profitability as adjusted diluted earnings per share (EPS) achieved the outlook. Sales trends were mixed, as lower QuantiFERON sales and cautious U.S. Life Sciences customer demand offset solid growth in other areas of the portfolio.

As announced April 27, net sales for Q1 2026 rose 2% on a reported basis to $492 million, while sales at constant exchange rates (CER) were down 1%, compared with the outlook for at least 1% CER growth. Adjusted diluted EPS CER of $0.54 CER was in line with the outlook for at least $0.54 CER.

QIAGEN’s growth pillars together grew 4% CER compared to Q1 2025. Sample technologies delivered 9% CER growth compared with Q1 2025, and 3% CER growth excluding the Parse acquisition, supported by demand for automated consumables and instrument placements. QIAcuity digital PCR delivered double-digit CER sales growth on higher consumables and instrument sales over the year-ago period. QIAGEN Digital Insights (QDI) posted solid single-digit gains led by clinical bioinformatics. QIAstat-Dx sales declined 1% CER as expected against tough prior-year results. QIAstat-Dx consumables sales rose despite a weaker respiratory season on double-digit CER growth from recently launched Gastrointestinal and Meningitis panels in the U.S., while QIAstat-Dx instrument placements continued at a good level.

QuantiFERON sales declined 5% CER from Q1 2025, mainly due to a significant decline in immigration testing demand in the United States and the Middle East. Trends remained solid in other patient testing groups. QIAGEN now expects QuantiFERON full-year 2026 sales to be unchanged at CER compared with 2025 sales of $503 million.

QIAGEN updated on April 27 its full-year 2026 outlook for net sales to grow about 1-2% CER (previously at least 5% CER growth), driven by headwinds from the reduced QuantiFERON immigration testing demand, sustained caution among U.S. Life Sciences customers and increased geopolitical uncertainty. Adjusted diluted EPS are now expected to be at least $2.43 CER (previously at least $2.50 CER).

“QIAGEN made important progress across many areas of the portfolio in the first quarter, led by solid sales growth in Sample technologies, QIAcuity and QIAGEN Digital Insights,” said Thierry Bernard, Chief Executive Office of QIAGEN. “QuantiFERON was affected by significant decline in immigration testing demand, but we view this as a rebasing of demand within this testing group during 2026 and not a change in the overall long-term opportunity for latent TB testing. We are focused on executing against our updated 2026 targets and positioning QIAGEN for faster growth in the second half of 2026."

“Our profitability for the first quarter reflected disciplined execution in a challenging environment, as we managed the impact of supporting portfolio investments, as well as headwinds from tariffs, currency movements and measures to ensure reliable product supply,” said Roland Sackers, Chief Financial Officer of QIAGEN. “We are focused on delivering solid profitable growth through efficiency gains combined with disciplined capital allocation and targeted investments that strengthen QIAGEN's long-term growth potential and create value for shareholders.”

Key figures

In $ millions (Except EPS and diluted shares)	Q1
	2026	2025	Change

Net sales	492	483	+2%
Net sales - CER	477		-1%
Operating income	84	115	-27%
Net income	68	91	-25%
Diluted EPS	$0.33	$0.41	-20%
Diluted shares (in millions)	209	220

Adjusted operating income	135	144	-7%
Adjusted net income	113	121	-7%
Adjusted diluted EPS	$0.54	$0.55	-2%
Adjusted diluted EPS - CER	$0.54		-2%

Please refer to accompanying tables in this release for full income statement information and a reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sales: Net sales were $492 million in Q1 2026, rising 2% at actual rates and declining 1% CER compared with Q1 2025. Results reflected solid growth in several areas of the portfolio, offset by significantly lower QuantiFERON immigration testing demand and cautious spending among U.S. Life Sciences customers. Sample technologies rose 9% CER, including contributions from the Parse acquisition completed in late 2025, and grew 3% CER excluding Parse. Genomics / NGS sales rose 4% CER, supported by growth in the QIAGEN Digital Insights bioinformatics business. Diagnostic solutions declined 4% CER, mainly due to the 5% CER decline in QuantiFERON sales and the discontinuation of NeuMoDx. Overall, consumables and related revenues declined 1% CER, while instrument sales were down 6% CER, reflecting the cautious capital spending environment among U.S. Life Sciences customers.

•Operating income: Operating income was $84 million compared to $115 million in Q1 2025. Adjusted operating income, which excludes various charges and other items in both periods, declined 7% to $135 million. The adjusted operating income margin was 27.4% of sales compared with 29.8% in Q1 2025, reflecting investments in Parse following the November 2025 acquisition and headwinds from tariffs and adverse currency movements that were partially offset by efficiency gains and cost discipline. The adjusted gross margin was 66.1% compared with 67.4% in the prior-year period, primarily due to tariffs. Sales and marketing expenses increased to 23.3% of sales from 22.0% in Q1 2025, in part due to Parse investments, while general and administrative expenses declined to 5.6% from 6.5% in the year-ago period.

•Earnings per share (EPS): Diluted EPS was $0.33 compared to $0.41 in Q1 2025. Adjusted diluted EPS was $0.54, or $0.54 CER, in line with the outlook for at least $0.54 CER, compared to $0.55 in Q1 2025. The adjusted tax rate was 18% in Q1 2026, while the diluted share count was 208.9 million, both in line with QIAGEN's planning assumptions.

Sales by product groups

In $ millions	Q1
	2026 sales	2025 sales	Change	CER change

Sample technologies	170	150	+13%	+9%
Diagnostic solutions	185	187	-1%	-4%
Of which QuantiFERON	113	116	-3%	-5%
Of which QIAstat-Dx	36	34	+4%	-1%
Of which NeuMoDx	—	6	-100%	-100%
Of which Other	36	31	+19%	+15%
PCR/Nucleic acid amplification	69	76	-9%	-13%
Genomics/NGS	57	53	+6%	+4%
Other	12	18	-31%	-31%
Total net sales	492	483	+2%	-1%

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Sales rose 9% CER in Q1 2026 to $170 million, driven by double-digit CER growth in automated consumables compared with Q1 2025, and were up 3% CER excluding contributions from the Parse acquisition. Growth in automated consumables kits more than offset a single-digit CER decline in manual kit sales. Parse performed well in the quarter and is expected to deliver above the 2026 sales target of $40 million. Instrument placements also showed good momentum, as QIAGEN advances the 2026 rollout of QIAsymphony Connect, QIAsprint Connect and QIAmini.

•Diagnostic solutions: Sales declined 4% CER in Q1 2026 to $185 million. QIAstat-Dx declined 1% CER reflecting the reduced demand for respiratory panels. QuantiFERON latent TB sales declined 5% CER, due to sharp drop in immigration testing demand in the U.S. and the Middle East, while trends remained solid in other patient testing groups.

•PCR / Nucleic acid amplification: Sales were down 13% CER in Q1 2026 to $69 million compared with the prior-year period. QIAcuity sales grew at a solid double-digit CER rate, supported by growth in both consumables and instruments. This was more than offset by declines in OEM sales due to customer timing and also lower sales contributions from PCR consumables.

•Genomics / Next-generation sequencing (NGS): Sales rose 4% CER to $57 million compared to Q1 2025. QIAGEN Digital Insights (QDI) posted solid single-digit gains led by clinical bioinformatics. Consumables sales of universal NGS panels were higher, while instrument sales declined at a double-digit CER rate.

Key cash flow data

In $ millions	Q1
	2026	2025	Change

Net cash provided by operating activities	101	140	-28%
Purchases of property, plant and equipment	(47)	(44)	+7%
Free cash flow	54	96	-44%

Net cash provided by investing activities	211	120	NM
Net cash used in financing activities	(504)	(287)	NM

Tables may have rounding differences. Percentage changes are to prior-year periods.

•Net cash from operating activities was $101 million in Q1 2026 compared with $140 million in Q1 2025, with results in the 2026 period including about $7.8 million in cash payments for the ongoing efficiency and restructuring programs, as well as an increase in inventory levels in light of geopolitical conditions and in preparation for new product launches. Free cash flow was $54 million in 2026 compared to $96 million in 2025, reflecting a higher level of investments during Q1 2026 for strategic IT initiatives, including the SAP system upgrade that is progressing on track.

•As of March 31, 2026, cash, cash equivalents and short-term investments were $0.6 billion compared with $1.1 billion at year-end 2025. Key cash flow items during Q1 2026 included the $500 million synthetic share repurchase completed in January 2026, which reduced the outstanding shares by 10.9 million (or approximately 5%). The leverage ratio (net debt to adjusted EBITDA) increased to 1.3x at the end Q1 2026 from 0.7x at the end of 2025.

Portfolio update

QIAGEN is executing on targeted initiatives across its Sample to Insight portfolio to help customers around the world advance science and improve healthcare.

◦Sample technologies: QIAGEN advanced its automation roadmap with QIAsprint Connect showcased at the SLAS and AACR congresses in early 2026, alongside QIAsymphony Connect as an upgrade of the flagship QIAsymphony system and QIAmini for low-throughput automation. Parse Biosciences, which provides entry into the fast-growing single-cell analysis market segment, launched Evercode Whole Transcriptome v4, expanding scalability, sensitivity and workflow efficiency for single-cell RNA sequencing.

◦QIAstat-Dx: QIAGEN received U.S. regulatory clearance for Gastrointestinal Panels on the fully automated QIAstat-Dx Rise system, enabling labs to run both respiratory and gastrointestinal panels on one scalable platform. QIAGEN also expanded into bloodstream infection syndromic testing with the CE-IVDR-certified QIAstat-Dx BCID GPF Plus AMR Panel, which identifies 20 pathogens and 10 antimicrobial resistance targets from positive blood cultures and colonies in about one hour. Development continues on new panels for complicated urinary tract infections, pneumonia and companion diagnostics.

◦QuantiFERON: QIAGEN highlighted new clinical and health economic data in Q1 2026 as part of World TB Day supporting QuantiFERON-TB Gold Plus in immunocompromised and other high-risk populations. Development is also advancing on AI-based TB risk prediction and further automation improvements through the Diasorin partnership that combines QuantiFERON with Diasorin's LIAISON systems for detection.

◦QIAGEN Digital Insights (QDI): QDI, the bioinformatics business of QIAGEN, introduced at the AACR meeting in April 2026 the QIAGEN Discovery Platform as an AI-grounding solution for drug discovery. The platform is designed to bring together biological knowledge, omics data and advanced analytics to support oncology research, with future implementation of AI functions and integration with downstream AI analysis.

Outlook

As announced on April 27, QIAGEN has updated its full-year 2026 outlook for net sales growth of about 1-2% CER (previously at least 5% CER growth). Key factors include headwinds from reduced QuantiFERON immigration testing demand, sustained caution among U.S. Life Sciences customers, the timing of customer orders in the OEM business and increased geopolitical uncertainty. Adjusted diluted EPS are now expected to be at least $2.43 CER (previously at least $2.50 CER). QIAGEN expects stronger growth trends in the second half of 2026, supported by the end of headwinds from the discontinuation of NeuMoDx and Dialunox, benefits from recent and planned product launches, sequential improvement in QuantiFERON sales, contributions from the Parse acquisition tracking ahead of the original target for 2026 and modestly improving trends in U.S. Life Sciences funding.

For Q2 2026, net sales are expected to decline approximately 2% CER from $534 million in Q2 2025. Adjusted diluted EPS is expected to be at least $0.60 CER compared to $0.60 in Q2 2025.

Based on exchange rates as of April 27, 2026, for full-year 2026, currency movements against the U.S. dollar are expected to have a positive impact on net sales of about one percentage point and a neutral impact on adjusted EPS results. For Q2 2026, currency movements against the U.S. dollar are expected to have a positive impact on net sales of about one percentage point and a neutral impact on adjusted EPS results.

QuantiFERON Spotlight Session on May 7, 2026

QIAGEN plans to hold a virtual Spotlight Session to provide insights into our strategic priorities for QuantiFERON and an update on the latest product enhancements. The online event, which is a new format that builds on the recent Deep Dives series, is scheduled for Thursday, May 7, 2026, at 15:30 Frankfurt Time / 14:30 London Time / 9:30 New York Time. Registration details and further information about the webcast are available in the Investor Relations section of the QIAGEN website (www.qiagen.com), under Events and Presentations (https://corporate.qiagen.com/English/investor-relations/events-and-presentations/), with a recording accessible after the event.

Use of adjusted results
QIAGEN reports adjusted results and constant exchange rate (CER) measures, along with other non-GAAP financial metrics, to provide deeper insight into business performance. These include adjusted gross margin and profit, adjusted operating income and expenses, adjusted operating income margin, adjusted net income, adjusted income before taxes, adjusted diluted EPS, adjusted tax rate and free cash flow. Free cash flow is calculated as cash flow from operating activities less capital expenditures for property, plant and equipment. Adjusted results are non-GAAP measures that QIAGEN views as complementary to GAAP-reported results. They exclude items considered outside of ongoing core operations, subject to significant period-to-period fluctuation, or that reduce comparability with competitors and historical performance. QIAGEN also uses these non-GAAP and constant currency measures internally for planning, forecasting, reporting and employee compensation purposes. These metrics enable consistent comparison of current and past performance, which QIAGEN has historically presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and molecular diagnostics (clinical healthcare). As of March 31, 2026, QIAGEN employed approximately 5,500 people across more than 35 locations. For more information, visit www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN’s products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, acquisitions, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, expansion of adjusted operating income margin, returns to shareholders, progressive dividend payments, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistics and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and changing interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

Investor Relations	Public Relations
e-mail: ir@QIAGEN.com	e-mail: pr@QIAGEN.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

(In thousands, except per share data)	Three months
	ended March 31,
	2026	2025

Net sales	$492,320	$483,456
Cost of sales:
Cost of sales	169,459	161,294
Acquisition-related intangible amortization	13,258	13,481
Total cost of sales	182,717	174,775
Gross profit	309,603	308,681
Operating expenses:
Sales and marketing	114,606	106,334
Research and development	48,261	43,783
General and administrative	27,782	31,608
Acquisition-related intangible amortization	2,328	1,793
Restructuring, acquisition, integration and other, net	32,201	9,816
Total operating expenses	225,178	193,334
Income from operations	84,425	115,347
Other income (expense):
Interest income	10,562	15,390
Interest expense	(11,051)	(7,294)
Other income (expense), net	1,893	(3,894)
Total other income, net	1,404	4,202
Income before income tax expense	85,829	119,549
Income tax expense	17,786	28,791
Net income	$68,043	$90,758

Diluted earnings per common share	$0.33	$0.41
Diluted earnings per common share (adjusted)	$0.54	$0.55
Diluted shares used in computing diluted earnings per common share	208,939	220,189

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED RESULTS
(In $ millions, except EPS data)
(unaudited)

Three months ended March 31, 2026	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*

Reported results	492.3	309.6	84.4	85.8	(17.8)	21%	68.0	$0.33
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	2.5	34.7	34.7	(9.9)		24.8	0.12
Purchased intangibles amortization (b)	—	13.3	15.6	15.6	(3.9)		11.7	0.06
Non-cash other income, net	—	—	—	0.4	(0.1)		0.3	0.00
Certain income tax items (c)	—	—	—	—	7.7		7.7	0.04
Total adjustments	—	15.8	50.3	50.7	(6.1)		44.6	0.21
Adjusted results	492.3	325.4	134.7	136.5	(23.9)	18%	112.6	$0.54

*Using 208.9 M diluted shares
(a) Includes costs incurred in connection with streamlining operations and improving overall efficiency as well as costs related to various contemplated and completed acquisition projects including subsequent integration activities at GNX Data Systems, Ltd. (Genoox) and Parse Biosciences (Parse).
(b) Adjustment includes the amortization of Genoox and Parse intangible assets acquired in Q2 2025 and Q4 2025, respectively.
(c) These items represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal future income tax expense.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)	March 31, 2026	December 31, 2025

Assets	(unaudited)
Current assets:
Cash and cash equivalents	$646,289	$839,005
Short-term investments	—	259,913
Accounts receivable, net	396,616	402,608
Inventories, net	309,606	301,888
Prepaid expenses and other current assets	187,743	191,659
Total current assets	1,540,254	1,995,073
Long-term assets:
Property, plant and equipment, net	914,789	923,948
Goodwill	2,695,980	2,700,658
Intangible assets, net	367,491	386,431
Other long-term assets	263,551	275,122
Total long-term assets	4,241,811	4,286,159
Total assets	$5,782,065	$6,281,232
Liabilities and equity
Current liabilities:
Accrued and other current liabilities	$400,812	$439,481
Accounts payable	78,298	72,656
Total current liabilities	479,110	512,137
Long-term liabilities:
Long-term debt, net of current portion	1,646,557	1,654,428
Other long-term liabilities	324,692	336,513
Total long-term liabilities	1,971,249	1,990,941
Equity:
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—206,801 and 217,685 shares, respectively	2,404	2,529
Additional paid-in capital	949,272	1,436,360
Retained earnings	2,802,017	2,748,390
Accumulated other comprehensive loss	(396,835)	(377,309)
Less treasury stock, at cost — 551 and 764 shares, respectively	(25,152)	(31,816)
Total equity	3,331,706	3,778,154
Total liabilities and equity	$5,782,065	$6,281,232

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

(In thousands)	Three Months Ended March 31,
	2026	2025

Cash flows from operating activities:
Net income	$68,043	$90,758
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,211	43,908
Non-cash impairments	15,218	2,537
Amortization of debt discount and issuance costs	587	492
Share-based compensation expense	9,651	12,339
Deferred tax benefit	(3,476)	(542)
Loss on marketable securities	—	968
Other items, net including fair value changes in derivatives	1,532	3,883
Change in operating assets, net	(28,334)	631
Change in operating liabilities, net	(13,803)	(15,234)
Net cash provided by operating activities	100,629	139,740
Cash flows from investing activities:
Purchases of property, plant and equipment	(46,883)	(43,902)
Purchases of intangible assets	(1,598)	(362)
Purchases of short-term investments	—	(25,000)
Proceeds from redemptions of short-term investments	259,294	189,679
Cash received for collateral asset	1,040	926
Purchases of investments, net	(379)	(1,260)
Net cash provided by investing activities	211,474	120,081
Cash flows from financing activities:
Capital repayment	(496,749)	(280,086)
Tax withholding related to vesting of stock awards	(7,752)	(4,942)
Cash received (paid) for collateral liability	1,128	(1,480)
Other financing activities	(286)	(196)
Net cash used in financing activities	(503,659)	(286,704)
Effect of exchange rate changes on cash and cash equivalents	(1,160)	2,084
Net decrease in cash and cash equivalents	(192,716)	(24,799)
Cash and cash equivalents, beginning of period	839,005	663,555
Cash and cash equivalents, end of period	$646,289	$638,756
Reconciliation of free cash flow:(1)
Net cash provided by operating activities	$100,629	$139,740
Purchases of property, plant and equipment	(46,883)	(43,902)
Free cash flow	$53,746	$95,838

(1) Free cash flow is a non-GAAP financial measure and is calculated from net cash provided by operating activities reduced by purchases of property, plant and equipment.